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                                                    Filing under Rule 425 under
                                                     the Securities Act of 1933
                                      Filing by: Metromedia Fiber Network, Inc.
                                               Subject Company: SiteSmith, Inc.

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                             UNLEASHING THE OPTICAL
                                 REVOLUTION-TM-



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     SITESMITH ACQUISITION SUMMARY


-    Approximate cost - $1.36 billion


-    All stock transaction subject to collar


-    Limited incremental capital expenditures


-    Expected to close by end of the year

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     METROMEDIA FIBER NETWORK

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Is the leading provider of fiber optic
infrastructure that delivers fixed cost
   networks and high performance
       Internet connectivity.
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                                  MFN STRATEGY

-    Continue to expand MFN's dark fiber business within the metropolitan areas


- Leverage our fiber optic infrastructure with high-bandwidth business models


- Create optical Internet infrastructure that meets today's growing network needs

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                              LEVERAGING OF ASSETS

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                              LEVERAGING OF ASSETS

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                             OPTICAL INFRASTRUCTURE


-    67 city network buildout - 3.6 million fiber miles


-    "Supertrunks" with 864 strands - multiple conduits


-    Private fiber networks - unmetered, fixed-cost pricing


-    Inter-continental network connecting the US to Europe and Asia

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                                  IP SOLUTIONS


-    Highly scalable, reliable and predictable connectivity


- Over 1 million sq. ft. of fault tolerant data centers for web server co-location


-    Rapid deployment of ISX facilities over the MFN backbone


-    Charges based on bandwidth usage

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                                MANAGED SERVICES


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Designs and manages complex Internet
solutions from network infrastructure to
          Internet applications.

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SITESMITH'S COMPREHENSIVE OFFERING


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                                 MARKET DYNAMICS


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                               MANAGING COMPLEXITY


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                                   CASE STUDY


PROBLEM
     Confronting significant growth, multiple vendors, no disaster recovery plan

SITESMITH SOLUTION
     Single vendor to replicate and manage
     infrastructure without any business
     interruption

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                                   CASE STUDY



PROBLEM
     Fortune 500 company going from
     mainframe to Internet applications

SITESMITH SOLUTION
     Design and manage Internet business platform for this company

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     OVERVIEW OF SITESMITH


-    169 customers


-    400 plus employees



-    8 offices worldwide


-    Experienced management team

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     SEASONED MANAGEMENT TEAM


MARK SPAGNOLO              CEO - UUNET
                           Executive Officer - EDS


TREB RYAN                  VP, Professional Services -
                           GlobalCenter

DAVID WINN                 SVP - IBM - Global Services, EMEA

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COMPELLING BUSINESS MOMENTUM


                           Q1 00            Q2 00             Q3 00

Customers                   55               115               169

Recurring revenue          $5.8              $13.4            $24.7
run rate ($M)


                  BUSINESS MODEL


-    MONTHLY RECURRING REVENUE


-    ADDITIONAL FEES FOR PREMIUM SERVICES


-    ANNUAL SELF-RENEWING CONTRACTS

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                                   METROMEDIA
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                                    SITESMITH
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                              GLOBAL INFRASTRUCTURE





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                                    CUSTOMERS

     CARRIERS                       ENTERPRISE                       INTERNET
     [GRAPHIC]                      [GRAPHIC]                        [GRAPHIC]

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                              TARGETED CUSTOMERS



                                   [GRAPHIC]



     CARRIERS                    ENTERPRISE                 INTERNET-CENTRIC
Long-term contracts          Intergrated Solutions       High-bandwidth revenue
Predictable Revenue            Long-term contract             Co-location
Large contract value         High repeat business
   Transit Revenue

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                              TRANSACTION RATIONALE


- The leading company offerring an end-to-end optical Internet infrastructure solution


-    Further leverages existing infrastructure and customer base


-    Complementary service offerings, resources and skills


-    Strong revenue growth

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                             CUSTOMERS CHOOSE MFN -
                                BECAUSE THEY CAN:


-    Connect their premises through unlimited bandwidth within the city


-    Connect directly to the Internet through dark fiber


- Utilize highly scalable and reliable IP bandwidth through MFN's metered solution


-    OUTSOURCE THEIR ENTIRE INTERNET INFRASTRUCTURE TO A SINGLE VENDOR


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                                     [LOGO]



                             UNLEASHING THE OPTICAL
                                 REVOLUTION-TM-

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FILINGS WITH THE SEC

Metromedia Fiber plans to file a Registration Statement on Form S- 4 with the SEC in connection with the transaction. The Form S- 4 will contain a prospectus, an information and other documents. The Form S- 4 will contain important information about Metromedia Fiber, SiteSmith, the transaction and related matters. Investors and stockholders should read it carefully, together with the other documents filed with the SEC in connection with the transaction before they make any decision with respect to the exchange of their SiteSmith shares or the exercise of their appraisal right. A copy of the merger agreement will be filed by Metromedia Fiber as an exhibit to its Form 8- K. The Form S- 4, the Form 8- K and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge at the SEC's web site at www.sec.gov. In addition, the Form S- 4, the Form 8- K and all other documents filed with the SEC in connection with the transaction will be made available to investors free of charge by calling or writing to:

Metromedia Fiber Network, Inc.
Corporate Communications
360 Hamilton Avenue
White Plains, New York 10601
Tel: 212-606-4389

SiteSmith, Inc.
Investor Relations
3283 Scott Blvd.,
Santa Clara, California 95054
Tel: 408-987-6400

In addition to the Form S- 4, and the other documents filed with the SEC in connection with the transaction, Metromedia Fiber is obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at
1- 800- SEC- 0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http//www.sec.gov.

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FORWARD- LOOKING STATEMENTS

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transaction; the inability of the parties to integrate their operations; fluctuations in the value of Metromedia Fiber shares; general economic and business conditions, the existence or absence of adverse publicity; changes in, or failure to comply with, government regulations; changes in marketing and technology; changes in political, social and economic conditions; competition in the telecommunications industry; industry capacity; general risks of the telecommunications industries; success of acquisitions and operating initiatives; changes in business strategy or development plans; management of growth; availability, terms and deployment of capital; construction schedules; costs and other effects of legal and administrative proceedings; dependence on senior management; business abilities and judgment of personnel; availability of qualified personnel; and labor and employee benefit costs. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Metromedia Fiber undertakes no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Metromedia Fiber's other filings with the US SEC for a discussion of these and other important risk factors concerning Metromedia Fiber and its operations. This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities.